

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Kenneth R. Peak
Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re:** **Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 13, 2010**
> **File No. 001-16317**

Dear Mr. Peak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief